Exhibit 99.1
ArcelorMittal publishes revised analyst model per new segmental reporting

27 March 2024, 10:30 CET

As announced with ArcelorMittal’s (‘the Company’) fourth quarter 2023 financial results, the Company has amended its presentation of reportable segments and EBITDA.

The changes, applied from January 1, 2024, are as follows:

•EBITDA is defined as operating result plus depreciation, impairment items and exceptional items and result from associates, joint ventures and other investments (excluding impairments and exceptional items if any);
•The NAFTA segment has been renamed "North America", a core growth region for the Company;
•‘India and JVs’ is now reported separately as a segment, reflecting the share of net income of AMNS India, VAMA and AMNS Calvert as well as the other associates, joint ventures and other investments. India is a high growth vector of the Company, with our assets well-positioned to grow with the domestic market;
•A new ‘Sustainable Solutions’ segment is composed of a number of high-growth, niche, capital light businesses, playing an important role in supporting climate action (including renewables, special projects and construction business). Previously reported within the Europe segment, this is a growth vector of the Company and represents businesses employing over 12,000 people at more than 260 commercial and production sites across 60+ countries;
•Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ‘ACIS’ segment have been assigned to ‘Others’; there are no changes to the ‘Brazil’ and ‘Mining’ segments.
The following periods: FY 2021, FY 2022 and FY 2023 and all four quarters of 2023 - have been recast in the Company’s published analyst model which can be viewed here: https://corporate.arcelormittal.com/investors/results

In addition, the Company has included key reconciliations of net income/ (loss) to EBITDA and adjusted net income and adjusted EPS as well as provided historic key performance indicators for its three key JVs: AMNS India, AMNS Calvert and VAMA.

Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures
This document includes supplemental financial measures that are or may be non-GAAP financial/alternative performance measures, as defined in the rules of the SEC or the guidelines of the European Securities and Market Authority (ESMA). They may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with IFRS. Accordingly, they should be considered in conjunction with ArcelorMittal's consolidated financial statements prepared in accordance with IFRS, including in its annual report on Form 20-F, its interim financial reports and earnings releases. Comparable IFRS measures and reconciliations of non-GAAP/alternative performance measures thereto are presented in such documents, as well as in the document “Reconciliation of Non-GAAP Financial Measures to IFRS Measures” available on the Company's website (under "Investors -- Results"). ArcelorMittal presents EBITDA and EBITDA/tonne and free cash flow (FCF) which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. The definition of EBITDA has been revised to split out the impairment charges and exceptional items of the Kazakhstan disposal because the Company believes this presentation provides more clarity with respect to the impacts of this disposal. ArcelorMittal also presents net debt as an additional measure to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income(loss) and adjusted basic earnings per share as it believes these are useful measures for the underlying business performance excluding impairment items and exceptional items. The definition of adjusted net income has been revised as for EBITDA to split out the impairment charges and exceptional items of the Kazakhstan disposal for clarity and also to clarify that impairment charges and exceptional items of associates, joint ventures and other investments are excluded from this alternative performance measure. In the model, the definition of EBITDA has also been revised to include income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments). Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS.

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.

Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com